UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20552


                                  SCHEDULE 13D


                        Under the Securities Act of 1934
                               (Amendment No. 1)*


                       East Texas Financial Services, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 per share
                         (Title of Class of Securities)

                                   275572 10 5
                                 (CUSIP Number)

                          James W. Fair and Nancy Fair
                 P.O. Box 689, Tyler, Texas 75710 (903) 592-3811
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                January 14, 1997
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                SEC 1745 (12-91)

--------------------------------------------------------------------------------
CUSIP NO.  275572 10 5                   13D                   Page 2 of 5 Pages
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (VOLUNTARY)

          James W. Fair
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)      [  ]
                                                                 (b)      [  ]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          PF
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                              [  ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER
NUMBER OF
SHARES                            12,596
BENEFICIALLY                ----------------------------------------------------
OWNED BY                    8     SHARED VOTING POWER
EACH
REPORTING                         1,652
PERSON WITH                 ----------------------------------------------------
                            9     SOLE DISPOSITIVE POWER

                                  12,596
                            ----------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                  ---
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          14,248
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN\SHARES*
                                                                            [  ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO.  275572 10 5                   13D                   Page 3 of 5 Pages
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (VOLUNTARY)

          Nancy Fair
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)    [  ]
                                                                   (b)    [  ]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          PF
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                              [  ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER
NUMBER OF
SHARES                            48,863
BENEFICIALLY                ----------------------------------------------------
OWNED BY                    8     SHARED VOTING POWER
EACH
REPORTING                         ---
PERSON WITH                 ----------------------------------------------------
                            9     SOLE DISPOSITIVE POWER

                                  48,863
                            ----------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                  ---
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          62,066
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [  ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.5%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

         This statement amends a previous filing dated December 21, 1995 (the "Original Filing").

Item  1.      Security and Issuer

            No material change.

Item  2.      Identity and Background

            Item 2 is hereby partially amended by adding the following: A divorce decree with respect to James W. Fair and Nancy Fair was issued on January 14, 1997.

Item 3.      Source and Amount of Funds or Other Consideration

            Item 3 is hereby partially amended at the last paragraph to reflect the vesting of 414 restricted shares under the RRP and options to purchase 1,045 shares of the Company's Common Stock under the Stock Option Plan as of July 26, 1996.

Item 4.       Purpose of Transaction

            No material change.

Item 5.       Interest in Securities of the Issuer

            Item 5 is hereby partially amended to reflect the revised ownership interests of the Company's Common Stock by James W. Fair and Nancy Fair as a result of a settlement agreement in connection with the divorce decree.

            The amount of shares  beneficially  owned by James W. Fair includes:
(i) 12,596 shares with respect to which Mr. Fair has sole voting and dispositive/investment power; and (ii) 1,652 restricted shares awarded to Mr. Fair pursuant to the RRP with respect to which Mr. Fair has shared voting but no dispositive/investment power.

            The  amount  of shares  beneficially  owned by Nancy  Fair  includes
48,863   shares   with   respect   to   which   she   has   sole   vesting   and
dispositive/investment power.

            As a result of the settlement agreement, James W. Fair and Nancy Fair are no longer deemed to beneficially own shares held by the other for purposes of this Schedule 13D. As such, neither beneficially owns more than 5.0% of the outstanding Common Stock as of the date hereof.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            No material change.

Item 7.       Material to be Filed as Exhibits

            No material change.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  March 7, 1997                       By: /s/James W. Fair
                                               ----------------
                                               James W. Fair



Date:  March 7, 1997                       By: /s/Nancy Fair
                                               -------------
                                               Nancy Fair








































                                   Page 5 of 5